

Mail Stop 3561

March 17, 2008

Mr. Patrick W. Murphy
Chief Financial Officer
ALICO, Inc.
P.O. Box 338
La Belle, FL 33975

> **RE: ALICO, Inc.**
> **February 22, 2008 response letter regarding**
> **Form 10-K for the Fiscal Year Ended August 31, 2007**
> **File No. 0-261**

Dear Mr. Murphy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements and Supplementary Data, page 34
Note (12) Casualty (Recoveries) Losses, page 63

We note your response to comment 2 of our letter dated February 11, 2008. Please disaggregate your table regarding (recoveries)/losses at the end of Note 12 to show the amount(s) applicable to each major event, and disclose what part of fiscal 2006 recoveries relate to the prior year. In other words, present separately by year the losses and recoveries related to Hurricane Wilma from those related to cankerous trees. In

Mr. Patrick W. Murphy
ALICO, Inc.
March 17, 2008
Page 2

addition, tell us how you addressed the impact of the losses and recoveries on your financial results and cash flows in your discussion and analysis in Item 7 of your Form 10-K.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Maureen Bauer at 202-551-3237 or Ryan C. Milne, Branch Chief at 202-551-3688 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact the undersigned or John Reynolds at 202-551-3790, who supervised the review of your filing.

      Sincerely,

      Tia Jenkins
      Senior Assistant Chief Accountant
      Office of Beverages, Apparel, and Health Care Services